SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[October 26, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___

SIGNATURES

SIGNATURES
Date October 26, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s financial information in 2006
(Helsinki, Finland, October 26, 2005) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
In 2006 Metso Corporation will publish its Financial Statements and three Interim Reviews as follows:

February 8, 2006	2005 Financial Statements
April 28, 2006	Interim Review for January - March 2006
July 27, 2006	Interim Review for January - June 2006
October 25, 2006	Interim Review for January - September 2006.
The printed Annual Report for 2005 will be published during the week starting on March 13, 2006.
Metso Corporation’s Annual General Meeting is planned to be held on April 4, 2006. Metso’s Board of Directors will summon the Meeting at a later date.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
www.metso.com